Cane & Associates, LLP			3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Chad Wiener+	Bryan R. Clark	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: kcane@kcanelaw.com

November 30, 2004

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
450 Fifth Street, N.W.
Washington, C.C. 20549

ATTENTION: Craig Slivka

Re: Chubasco Resources Corp.
Registration Statement on Form SB-2 File No. 333-119632
Filed October 8, 2004
_________________________________________________________________________________________________________________________

We write on behalf of Chubasco Resources Corp. (the “Company”) in response to Staff's letter of November 12, 2004 by John Reynolds, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, a First Amended Registration Statement on Form SB-2 (the “First Amended SB-2"). We enclose with this letter a copy of the First Amended SB-2, plus a copy that has been redlined to show the changes from the previous filing.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

General

     1.     Provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.

In response to this comment, the Company provided a current consent of the independent accountant in this First Amended SB-2. Pursuant to Item 310(g) of Regulation S-B, the Company was not required to update the financial statements at this time.

     2.     We note that your independent accountant, Morgan and Company, has not responded to a letter from the Office of the Chief Accountant dated July 30,
              2003 concerning Morgan's qualification to practice before the Commission. We will not be in a position to declare your registration statement effective until the qualification matter is resolved with OCA.

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In response to this comment, the Company acknowledges the position of the Commission as set forth in the comment above. The Company has been advised by Morgan and Company that they working with the Office of the Chief Accountant to resolve this issue.

Summary

     3.     The ownership of the mineral claims is not clear from the disclosure hereunder. Please clarify. In addition, indicate the cost of the property acquisition agreement to the company as of the date of the prospectus.

In response to this comment, the Company clarified the ownership of the mineral claims and disclosed the approximate costs of the property acquisition agreement as of the date of the prospectus. The Company added disclosure to clarify that they own the Chub mineral claims, but have not registered the Chub mineral claims in the name of CEL with the B.C. Mineral Titles Branch at this time.

     4.     Indicate that the summary financial information includes the accounts of the wholly-owned subsidiary acquired after the date of the July 31, 2004 balance sheet.

In response to this comment, the Company discloses on a supplemental basis that the summary financial information does not include the accounts of the wholly owned subsidiary acquired after the date of July 31, 2004. The accounts of the wholly-owned subsidiary will be included in summary financial information when the Company files the Second Amended SB-2 because the Second Amended SB-2 will include financial information for the three months ended October 31, 2004.

     5.     Please indicate the company's fiscal year end.

In response to this comment, the Company indicated that July 31 is its fiscal year end.

Risk Factors, page 7

     6.     Please include a risk factor that addresses the fact that you have no written contracts to conduct several of the activities in your business plan.

In response to this comment, the Company included a risk factor that addresses the absence of written contracts with third parties to perform several integral activities in their business plan.

     7.     The fifth, seventh and eighth risk factors appear duplicative. Please consolidate.

In response to this comment, the Company consolidated the seventh and eighth risk factor into the fifth risk factor.

     8.     Please include a risk factor indicating the fact that the mineral claims referred to throughout the prospectus are not in the company's name but in the name of Marvin Mitchell, its agent.

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In response to this comment, the Company included a risk factor indicating that the Chub mineral claims are registered in the name of their agent, Marvin Mitchell.

Plan of Distribution

     9.     Please estimate and disclose the U.S. dollar amount of the offering costs to be  paid by the registrant, or the subsidiary, on behalf of the selling shareholders.

In response to this comment, the Company disclosed that they will incur the entire offering costs of approximately $26,231 on behalf of the selling shareholders.

Directors, Executive Officers, Promoters And Control Persons, page 21

    10.     Please disclose the name of the Vancouver based securities firm that Mr. Young worked for from 1995-2000.

In response to this comment, the Company disclosed that Georgia Pacific Securities Ltd. is the name of the Vancouver based securities firm that Mr. Young worked for from 1995-2000.

    11.     Please disclose the name of the consultancy that Mr. Young worked for from 200-2003 and disclose with more specificity the nature of the consultancy as well as his duties.

In response to this comment, the Company disclosed that Mr. Young was hired personally on a project basis to serve as a consultant.

    12.     Please name the Investor Relations firm that Mr. Young currently works for and describe his duties.

In response to this comment, the Company disclosed that Freeform Communications Inc. is the name of the Investor Relations firm that Mr. Young currently works for. The Company also disclosed that Mr. Young is a vice president and an account executive with Freeform Communications Inc.

     13.     Because Marvin Mitchell may be a promoter, please include the information required by Items 401(b) and 404(d) of Regulation S-B.

In response to this comment, the Company discloses on a supplemental basis that Mr. Mitchell does not meet the requirements of being a promoter. Mr. Mitchell is not an officer, director, shareholder, control person, or broker-dealer. Mr. Mitchell has not provided any services in connection with the sale of the Company’s common stock or otherwise been involved in the creation of the corporate entity. Mr. Mitchell assisted the Company in acquiring the Chub mineral claims and in return received consideration of only $0.80 (approximately one dollar Canadian). Mr. Mitchell’s firm, Mitchell Geological Services Inc., is the operator of the property and is responsible for filing geological assessment reports with the B.C. Mineral Titles Branch in respect of the Company’s exploration expenditures. The Company believes that the services rendered by Mr. Mitchell are consistent with a consulting agent and not a promoter.

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Significant Employees, page 21

    14.     Please disclose the business time your sole employee will devote to the company.

In response to this comment, the Company disclosed that Mr. Young devotes approximately 5 hours per week of business time to the Company.

    15.     Please disclose the terms of the verbal agreement between you and your consulting geologist. For example, disclose compensation arrangement.

In response to this comment, the Company disclosed all of the terms of the verbal agreement entered into with the consulting geologist.

    16.     Explain supplementally the specific nature of the accounting functions that Morgan & Company performed at your request during the period from inception to date. We may have further comment upon review of your response.

In response to this comment, the Company discloses on a supplemental basis that Morgan & Company has provided no accounting functions to the Company at any time. The Company retained accountants to perform requested financial accounting services. The Company revised the disclosure in the “significant employees” section to reflect the nature of the verbal agreements entered into with their accountants and auditors.

Description of Business, page 27

    17.     We note your statement that there is evidence of exploratory work on the claims by prior owners. Please disclose what this evidence is. Also, please disclose whether your sole employee has visited the claims and if so when and for what purpose.

In response to this comment, the Company disclosed the findings of prior exploratory work on the mineral claims by prior owners. In addition, the Company disclosed that Mr. Young has not visited the mineral claims.

    18.     Please disclose the amount of money, resources, time, and work that it will take to get to the point of determining whether or not your claims contain commercially exploitable mineral deposits.

In response to this comment, the Company disclosed the amount of money, resources, time and work that it will take to get to the point of determining whether the mineral claims contain commercially exploitable mineral deposits.

    19.     Please disclose the price at which Marvin Mitchell acquired the 14 Chub mineral claims.

In response to this comment, the Company disclosed that Marvin Mitchell acquired the 14 Chub mineral claims from Mr. Lisle for $1,179.

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    20.     Please disclose the price at which you acquired the 14 Chub mineral claims from Mr. Mitchell.

In response to this comment, the Company disclosed that they acquired to 14 Chub mineral claims from Mr. Mitchell for $0.80 (approximately one dollar Canadian). The Company also disclosed that they reimbursed Mr. Mitchell approximately $111 for the costs charged by the B.C. Mineral Titles Branch for transferring the Chub mineral claims from Mr. Lisle to Mr. Mitchell.

    21.     Please disclose the amount of work completed by Mitchell Geologic Services to date. Please include the fees paid to date.

In response to this comment, the Company disclosed that they paid $5,000 to Mitchell Geological Services Inc. for services rendered as operator of the Chub mineral claims.

    22.     We note that exploration work to the extent of $70.00 per unit will be required prior to the expiry date of August 28, 2005, or equivalent cash paid in lieu of work. Please disclose how much work has been done or money paid in lieu of work for each of the 14 Chub claims.

In response to this comment the Company disclosed that payments expended for the first stage exploration program, if made prior to August 28, 2005, will be sufficient to hold the claims in good standing for approximately seven years. The Company also disclosed that if less than $980 is expended by August 28, 2005, they will expend the required amount necessary to keep the claims in good standing for an additional year.

    23.     Please disclose how long Mitchell Geological Services, Inc. has been in business.

In response to this comment, the Company disclosed that Mitchell Geological Services has been in business for 19 years.

    24.     We note your statement that the Mr. Mitchell's background and marketing experience is an asset, which will help in the later stages of project development. Please discuss why Mr. Mitchell's marketing background is an asset. Discuss the other aspects of your business he will be engaged in.

In response to this comment, the Company disclosed that Mr. Mitchell’s background and marketing experience is an asset in the supervision of the later stages of project development because the Company will require expertise in marketing finished mineral products or other semi-refined mineral products in the event that commercially exploitable mineral deposits exist. Under such circumstances, the Company may seek to expand the scope services that Mr. Mitchell renders to the Company. The Company also disclosed that Mr. Mitchell is currently not providing any marketing services. The Company discloses on a supplemental basis that they have discussed all aspect of the business that Mr. Mitchell is currently engaged in.

    25.     We note that should Mitchell Geological Services, Inc. not remain the operator throughout the initial exploratory period, you would proceed alone on much the same basis had the joint venture been formed. Please explain how you would do this.

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In response to this comment, the Company revised their disclosure to indicate that they would seek out a candidate with similar qualifications to those of Mitchell Geological Services Inc. and form a new joint venture with that organization in the event that Mitchell Geological Services Inc. did not remain the operator throughout the initial exploration period.

    26.     We note your statement that world prices for minerals and the atmosphere for financing mineral exploration ventures may have an impact on whether you proceed with a joint venture. Please explain what you mean by "the atmosphere for financing mineral exploration ventures."

In response to this comment, the Company deleted the language referred to in the comment above because it was confusing. The Company added disclosure stating that as a result of fluctuation in the prices for minerals, it is also possible that mineral exploration ventures may not be profitable resulting in an inability to attract funding from investors to finance further exploration.

    27.     We note your statement that due to the amount of funds you have expended towards the completion of your initial stage exploration program, you expect to fulfill all of these requirements for a period of several years. Please disclose whether work or payment requirements have been met and for the precise number of years. Please disclose whether you intend to file work credit on any or all of your claims. If you intend to file a work credit please disclose the number of years you will file.

In response to this comment, the Company refers the Commission to their response to Comment #22.

Plan of Operations

    28.     We note that you expect the first phase of your plan of operation to be completed by the end of October 2004. Please update your disclosure to the latest practicable date and state what if any portion of this phase you have started and/or completed.

In response to this comment, the Company disclosed that they have commenced the initial stage of the exploration program and they expect that the field work phase of the initial exploration program will be concluded by the end of November 2004 with the report of the consulting geologist available by March, 2005.

    29.     We note your statement that should you decide not to proceed with exploration on the Chub claims, you will seek to acquire other North American mineral exploration properties. Please disclose with more specificity the types of claims, location of claims, and cost parameters that you will consider when deciding to move forward with other claim acquisitions, if known.

In response to this comment, the Company disclosed that they have not given any consideration to the acquisition of other exploration properties at the present time because they have only recently commenced the initial exploration program and have not received any results.

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    30.     Please disclose the specific steps to be taken with respect to the second phase of exploration of the Chub claims. Please provide a basis for your statement that the cost and scope of this phase is expected to be similar to the first phase.

In response to this comment, the Company disclosed that the basis for their prior statement that the cost and scope of the second phase is expected to be similar to the first phase is that the nature of the exploration work is substantially similar. The geological report supplementally disclosed states that “the second phase will involve continuation of the initial phase work or will be focused on specific targets that have been identified.”

    31.     Please disclose with greater specificity the steps included in the third phase of the exploration of the Chub claims. Break down into component parts the
              $38,000 you anticipate having to spend on this phase. Please reconcile this amount with your statement that you anticipate expenditures of over $44,000 in the next 12 months, $25,000 of which will be for expenses related to being a reporting company.

In response to this comment, the Company disclosed the steps to be taken in the third phase of the exploration program with greater specificity. The Company revised its disclosure regarding the anticipated expenditures over the next twelve months to reconcile the discrepancy set forth in the comment above.

    32.     Please disclose whether you have taken any steps or have any plans to raise the additional financing you will require.

In response to this comment, the Company disclosed that they have not taken any specific steps nor have any specific plans to raise additional capital at the present time.

    33.     Please include a separately captioned section to discuss any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Please refer to the guidance of Item 303(c) of Regulation S-B.

In response to this comment, the Company disclosed that as of July 31, 2004 there were no off-balance sheet arrangements.

Results of Operations for the Period Ending July 31, 2004, page 37

    34.     We read in your disclosure that you paid a commission in connection with a number of subscriptions by Canadian residents for the purchase of your stock. Please tell us supplementally, and disclose, to whom the commissions were paid. If amounts were paid to related parties please disclose such information in the notes to financial statements. See the guidance of SFAS 57

In response to this comment, the Company discloses on a supplemental basis that they paid a commission of approximately $145 to Mr. Robert Ferguson of Vancouver, British Columbia. Mr. Ferguson is not a director, officer or shareholder or other related party of the company.

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Financial statements

Note 2 - Significant Accounting Polices (Foreign Currency Translation)

    35.     We presume you mean that your functional currency is the Canadian dollar. Please correct your disclosures or tell us why you are reporting a translation adjustment if your reporting currency and functional currency are the same.

In response to this comment, the Company revised the disclosure in Note 2 paragraph (f) to correctly reflect that the Company’s functional currency is the Canadian dollar.

    36.     Disclose the amount of any foreign currency transaction gains or losses that are included in the statement of operations.

In response to this comment, the Company discloses on a supplemental basis that there are no foreign currency transaction gains or losses include din the statement of operations.

    37.    The disclosures in the statement of cash flows indicate that the foreign currency translation adjustment consists solely of translating cash balances held in foreign currencies. Is this true? Please advise. If not, revise the statement of cash flows accordingly. Consider the information presented in Example 2 of
          Appendix C of SFAS 95.

In response to this comment, the Company discloses on a supplemental basis that the disclosures in the statement of cash flows correctly indicate that the foreign currency translation adjustment consists solely of translating cash balances held in foreign currencies.

Note 5. Subsequent Events, F-9

    38.     Your disclosure states that you acquired Chub Explorations Ltd. (CEL) on August 2, 2004. Your disclosures throughout your registration statement (i.e.
               pages 26, 27, and 36) indicate that you formed this entity or subsidiary (CEL). Please revise your registration statement and financial statements so your disclosures adequately explain the transaction (formation of a subsidiary or acquisition) and are consistently disclosed throughout your entire document.
               If this transaction was in fact a business acquisition, please tell us supplementally how you have considered the guidance of Item 310 (c) of Regulation
               S-B in determining whether financial statements of the business acquired should be furnished. Please provide us with your analysis and computations supporting your accounting treatment, if applicable.

In response to this comment, the Company revised the disclosure in Note 5 to indicate that the Company formed a subsidiary. As a result, Item 310(c) of Regulation S-B does not apply.

    39.     We noted from your disclosure on pages 26, 27, and 30, that the fourteen Chub mineral claims you purchased are held in the name of your agent, Mr.
               Mitchell (the owner of Mitchell Geological Services). Please disclose this and revise to disclose when management expects the claims to be transferred to the Company. Disclose the method of accounting for the receipt of the claims and the value to

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               be attributed to the claims. Provide this disclosure in Plan of Operation as well. Since you are in the exploration stage, the value of mining-related assets is not considered to be recoverable under SFAS 144, so the cost of acquiring said assets should be expensed as incurred.

In response to this comment, the Company revised the disclosure on Note 5 to indicate that the Company acquired fourteen Chub mineral claims. The Company notes that ownership of the Chub mineral claims was not transferred to Chub Exploration Ltd., the Company’s wholly-owned subsidiary, until September 21, 2004. The Company disclosed in the risk factor added pursuant to Comment # 8 that they intend to register these claims in the name of Chub Exploration Ltd. following completion of the initial exploration program. This disclosure was also included under the subheading “Acquisition of the Chub mineral claims, the property acquisition agreement and the property operating agreement.”

    40.    Please emphasize in your disclosure that the property acquisition agreement with Mr. Mitchell and Mitchell Geological Services was for six of the
             fourteen Chub mineral claims or revise to adequately reflect the acquisition agreement.

In response to this comment, the Company revised the disclosure in Note 5 to reflect that the Company acquired fourteen mineral claims, not six. The Bill of Sale Absolute, which is filed as Exhibit 10.4 to this First Amended SB-2 reflects that the Company acquired fourteen mineral claims.

Item 27. Exhibits

    41.     Please file the list of subsidiaries required by Item 601, subsection (21), of Regulation S-B.

In response to this comment, the Company filed the list of subsidiaries as required by Item 601, subsection 21 of Regulation S-B in the First Amended SB-2.

    42.     File the bill of sale from Marvin Mitchell.

In response to this comment, the Company filed as an exhibit the Bill of Sale Absolute from Mr. Mitchell to Chub Exploration Ltd.

Engineering Comments

    43.     Under SEC Industry Guide 7, the terms "ore," "ores" or "ore body," "ore bodies" are treated the same as the term "reserve." Since all deposits are not necessarily reserves, remove the term "ore," "ores" or "ore body," "ore bodies" from this filing.

In response to this comment, the Company deleted the term “ore,” “ores,” and “ore body” from this filing.

    44.     Remove all references in the document that use the term "mining", "mining operations," "reserves" or any term that can imply mineral production, such as
              "operations." In particular, substitute the term "mineral properties" for "mining properties."

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In response to this comment, the Company deleted all terms that can imply mineral production. In addition, the Company substituted the term “mineral properties” for “mining properties.”

    45.     General disclosure - For your property, provide the disclosures required by Industry Guide 7 (b). In particular, provide:
  The location and means of access to the property,
  A map(s) showing the location of your properties.
  Any conditions that you must meet in order to obtain or retain title to the property.
  A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
  A description of the present condition of the property.
  A description of any work completed on the property.
  A description of equipment and other infrastructure facilities.
  The current state of exploration of the property.
  The total cost of your property incurred to date and planned future costs.
  The source of power that can be utilized at the property.
  If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
  Refer to Industry Guide 7 (b)(1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at                                                http ://www. sec.gov/divisions/corpfin/forms/industry.htm#secguide7.
In response to this comment, the Company disclosed the information as set forth in the comment above.

    46.     Small-scale map - Insert a small-scale map showing the location and access to your property. Note that SEC's EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures andlor diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-
              942-8900. Otherwise, provide the map to the staff for our review.

In response to this comment, the Company provided written disclosure regarding access to the property that is to be read in conjunction with map showing the location and access to the property that was provided in the original filing of the registration statement on Form SB-2.

    47.     Make it clear to investors that even if you complete your current exploration  program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if your have a commercially viable mineral deposit, a reserve.

In response to this comment, the Company added disclosure to make it clear that even if they complete the current exploration program and it is successful in identifying a mineral deposit, they will have to spend substantial funds on further drilling and engineering studies to know whether they

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have a commercially viable mineral deposit.

Acquisition Of The Chub Mineral Claims, The Property Acquisition Agreement, And The Property Operating Agreement, Page 27

    48.     Supplementally submit a copy of the geologic report by Eric A. Ostensoe, P.E.

In response to this comment, the Company submitted on a supplemental basis a copy of the geological report of Mr. Eric A. Ostensoe, P.E.

Exploration History of the Chub Mineral claims, page 31

    49.     Describe only geology, history, or exploration results that are directly related to the properties that you have the right to explore or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of your properties.

In response to this comment, the Company deleted all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of the Company’s properties.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank You.

Sincerely,

/s/ Kyleen Cane
Kyleen Cane
CANE & ASSOCIATES, LLP

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